JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No 82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

29th April 2002

02034036

02 MAY 14 AM 10:07

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
2001 Final Dividend – Scrip Dividend

We enclose for your information a notification dated 29th April 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

5/15

Company Jardine Matheson Hldgs Ld
TIDM JAR
Headline Dividend
Released 09:48 29 Apr 2002
RNS Number 2115V

JARDINE MATHESON HOLDINGS LIMITED

2001 FINAL DIVIDEND

Please be advised of the following in respect of the scrip election for the 2001 final dividend of the above Company:

Final Dividend per share	Market value of the shares for calculating the Scrip Entitlement (1) (per share)	Scrip Entitlement Multiple (2)
US cents 18.70	US$5.94	31.76471

Note:

(1) Average closing prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 26th April 2002.

(2) Based on the final dividend per share.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

29th April 2002

www.jardines.com

END